Exhibit 99.14

PRESS RELEASE

U.S.A.: TotalEnergies Enhances Gas Value Chain Integration by

Acquiring Producing Assets in the Eagle Ford Basin

Paris, September 27, 2024 – TotalEnergies has signed an agreement with Lewis Energy Group to acquire a 45% interest in dry gas producing assets owned and operated by Lewis Energy Group in the Eagle Ford basin in Texas. The acquisition of these low cost and long plateau assets further strengthens TotalEnergies’ integration across the gas value chain in the US, and follows the Texas Dorado acquisition announced in April 2024.

TotalEnergies further expands its natural gas production in the U.S.

Located in Southwest Texas, the acquired assets have the potential to be developed to reach a sustainable gross production of around 400 Mcf/d by 2028.

This is the second acquisition of non-operated shale gas assets in 2024 after the purchase of non-operated interest in the Dorado asset, located in the Eagle Ford basin and which was purchased from Lewis Energy Group earlier this year. Moreover, TotalEnergies operates a technical production of around 500 Mcf/d in the Barnett.

TotalEnergies, the largest exporter of U.S. LNG

With over 10 million tons (Mt) exported in 2023, TotalEnergies is the largest exporter of U.S. LNG, thanks to its 16.6% stake in the Cameron LNG plant in Louisiana and several long-term purchasing agreements. The Company’s U.S. LNG export capacity is expected to reach 15 Mt/y by 2030.

“This acquisition further strengthens our upstream gas position in the United States and contributes to our integrated LNG position with a low cost upstream gas supply”, said Nicolas Terraz, President, Exploration & Production at TotalEnergies. “We are delighted to partner with Lewis Energy Group, a well-renowned and highly efficient gas operator with an historical footprint in South Texas.”

***

TotalEnergies in the United States

TotalEnergies is deploying its integrated energy model across the United States, where it has been active since 1957. With over 10 Mt of output in 2023, TotalEnergies is the leading exporter of U.S. LNG, and plans to increase its capacity to 15 Mt/y after the start-up of the Rio Grande LNG plant in South Texas. The Company is integrated throughout the LNG value chain, with upstream gas production assets in Texas and offshore in the Gulf of Mexico. The U.S. is also a key country for the deployment of TotalEnergies’ Integrated Power strategy – with 25 GW of renewables projects and flexible generation assets, and as a power trading hub in Houston. Find out more about TotalEnergies’ U.S. presence here.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).